UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings release of Natura &Co Holding S.A. for the fourth quarter of 2021.
2.	Earnings presentation of Natura &Co Holding S.A. for the fourth quarter of 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 18, 2022

Item 1

Earnings release of Natura &Co Holding S.A. for the fourth quarter of 2021.

São Paulo, March 9, 2022.

Q4-21: Strong margin expansion despite increasing costs

and continued pressure in key markets

Net income reached R$695 million in Q4 and R$1.0 billion in FY21

Avon fundamentals improving, with synergies ahead of plan

•	Q4 consolidated net revenue totalled R$11.6 billion, -3.0% vs Q4-20 in BRL and -5.3% at CC, over a very strong comparable base in 2020. Against Q4-19, revenue was up by a solid +20.6%[1] (-0.2% at CC), despite an expected challenging quarter impacted by the economic environment in Brazil and pandemic effects in key Avon and The Body Shop markets prior to Christmas. FY21 net revenue grew 8.8% (+3.8% at CC), driven by growth in Hispanic Latam as well as Aesop

•	Q4 adjusted EBITDA reached R$1.5 billion with margin of 13.3% (+90 bps); margin improvement supported by financial discipline, structural changes primarily at Avon International, and synergies in Latin America ahead of plan, despite continued cost pressure

•	Synergies ahead of plan, of US$59 million in the quarter, across procurement, logistics and administrative functions. In the year, total synergies reached US$197 million, close to 50% of plan, exceeding guidance of 40% run rate in 2021

•	Strong net income of R$695.4 million in Q4 and R$1 billion in the year (reversing a R$650.2 million loss in FY20), mainly driven by new gains from the Avon integration, related to corporate structure optimization, enabled by the prepayment of Avon’s 2022 bonds, which eliminated some restrictive covenants

•	Strong year-end cash position of R$6 billion, with net debt-to-EBITDA of 1.52x in Q4, vs. 1.83x in Q3-21. Strong cash position enables proposal of R$180 million in dividends for FY21, on top of a share buyback of R$140 million (4.7 mn. shares) through Dec-21

•	Product innovation: Enhanced holiday gifting across all brands, such as Advent calendar at The Body Shop and at Natura for the first time (Tododia brand), a successful gifting campaign for Avon International and Aesop gift kits linked to charitable organizations

Roberto Marques, Group CEO and Executive Chairman of Natura &Co, declared:

“At a time when war is again impacting millions of people, our thoughts are with our teams in Ukraine and Russia. More than ever at Natura &Co, in the face of violence, we believe in dialogue and in the power of the collective to restore peace. The Group has donated more than R$3 million to relief organizations, as well as personal care products to refugees. The Body Shop and Aesop are suspending the delivery of products to their franchisees in Russia. Avon has suspended exports from Russia and is assessing shipments to the market. Our local plant continues to support the social selling operations of our representatives to provide them with the means to sustain their financial independence. We will continuously assess the situation.

The geopolitical situation adds new challenges to our businesses, beyond headwinds in supply chain, rising inflation, new pandemic restrictions and weak consumption in Brazil that has a strong effect on the CFT market. However, our focus on costs and continued transformational changes allowed us to significantly expand our EBITDA margin and net income in the quarter. In the full year, we posted net sales growth and net income above R$ 1 billion and finished the year with a strong cash position, even after executing through end of February 2022, R$140 million of the share repurchase program announced in mid-November, allowing us to distribute dividends of R$180 million until the end of this calendar year.

This performance reflects the remarkable mobilization of our teams to focus on profitability, but also the strength of our omnichannel model and the depth of the reinvention of the social-selling model we are implementing. At Natura &Co Latam, the Natura brand outperformed the CFT markets, with strong growth in Hispanic markets in the fourth quarter that helped offset a tough environment in Brazil, and Avon’s new commercial model showed initial positive signs in some markets, with higher productivity, retention and activity. Avon International delivered strong gains in EBITDA margin in Q4 as it accelerates the streamlining of its operating model and benefitted from year-end seasonality. The total Avon brand performance posted nearly stable sales in the year even with the headwinds in Brazil, marking the best revenue trend in three years, reinforcing our confidence in its turnaround plan. The Body Shop demonstrated its ability to adapt through an enhanced multi-channel offer and the brand’s growing appeal. And Aesop continues to post double-digit growth year-after-year, outperforming global luxury brands. And all this was supported by the continued expansion of digitally-enabled sales.

As we expect to face continuing challenges especially in the first half of 2022, we are focused on delivering our priorities, implementing several key initiatives to drive sustainable profitable growth this year and beyond.”

1 For comparison purposes, 2019 figures include Avon Products Inc, on an aggregated basis in IFRS

Key Financial Results per Business Unit

•	Natura &Co Latam: Hispanic markets reached 52% of net revenue in the region in Q4-21 (vs. 47% in Q4-20), and 53% in the year (vs. 46% in FY20), representing the majority of the region’s revenue for the first time, highlighting the broad, diversified footprint in Latin America, which strengthens our resilience to volatility in a given market.

Natura brand in Latam: +3.5% revenue growth in Q4-21 in BRL, and +10.5% in the year, driven by Hispanic markets. In Brazil, net revenue was -6.4% in Q4-21 (+8.8% vs. Q4-19), still outperforming the CFT market (-12.5%2) and despite a strong comparable in Q4-20. Sales accelerated sequentially, improving continuously since Q3. In Hispanic markets, net revenue was +22.4% in Q4-21 in BRL (+13.3% at CC), supported by growth across all markets and an increase in the number of consultants and productivity.

Avon brand in Latam: Revenue was down -12.3% in Q4-21 in BRL, but up +6.6% in the year, driven by a strong performance in Hispanic markets in the first nine months, offsetting the impact of the new commercial model implementation in Brazil and lower Fashion and Home sales. Revenue grew in the full year (+2.5% at CC) for the first time in five years. In Brazil, net revenue was down -27.2% in Q4-21 in BRL, traced to an 18.0% decline in representatives, still reflecting the adjustments of the new commercial model. Recent measures adopted in October resulted in increased recruitment and activity, leading to a nearly stable average number of representatives at quarter-end and improving since then. In Hispanic markets, net revenue was -3.7% in Q4-21 in BRL (-6.2% at CC), reflecting a strong comparable base in Q4-20 and a decline in Fashion and Home sales.

•	Natura &Co Latam’s Q4 adjusted EBITDA margin was 12.1%, -10 bps compared to Q4-20, with synergies, revenue management and strict financial discipline significantly offsetting the impact of sales deleverage, raw material inflation and FX headwinds.

•	Avon International

•	Q4 net revenue was down -5.6% in BRL (-7.4% at CC), showing steady progression quarter over quarter since Q1-20, but as expected, still impacted by a lower number of representatives. This was partially offset by higher representative productivity and activity, as a result of some structural changes in the new commercial model that were fully implemented in Q4 in the top 9 markets.

•	Q4 adjusted EBITDA margin reached a strong 10.7%, +660 bps vs Q4-20. The strong margin was driven by normal seasonality in Q4, gross margin improvement from revenue management and synergies, strict financial discipline, structural savings from the simplification of the operating model, despite continued impacts from inflation and higher investments in digital and IT to accelerate growth. Short-term cost pressure and now further impacts in Central and Eastern Europe (CEE) are ongoing concerns, while we stabilize and adjust the new commercial model and further invest in capabilities, digital and in the brand

•	The Body Shop

•	Q4 net revenue declined -8.8% in BRL (-10.3%.at CC), impacted by the Omicron’s wave effect on retail sales in the holiday season, mainly in the UK, the brand’s largest market. Compared to Q4-19, net revenue was +35.4% (-1.5% at CC), linked to growth in At Home and e-commerce despite continued pandemic pressures and absence of government support unlike in Q4-20

•	Q4 adjusted EBITDA margin was 22.2%, -150 bps vs Q4-20, mainly due to sales deleverage and channel mix effect

•	Aesop

•	Q4 net revenue increased +22.8% in BRL (+20.8% at CC), accelerating compared to Q3-21. Growth was driven by retail channels particularly in North America, Asia and Australia. Aesop consistently posted superior revenue growth relative to global luxury brands

•	Q4 adjusted EBITDA margin of 26.7%, -1,040 bps compared to Q4-20, mainly due to planned higher investments in digital, categories and geographies to drive future sustainable growth and absence of government support, unlike in Q4-20

2 Target CFT market of -12.5% in Q4-21 and -6.2% in FY21, extracted from ABIHPEC’s reported figures for the total CFT market of -7.6% in Q4-21 and -2.8% in FY21. Target CFT market, as adjusted by the Company, excludes diapers, toilet paper, insect repellants toothpaste, paper towel, napkins and other personal care items.

Digital Sales

Digitally-enabled sales, which include online sales (e-commerce + social selling) and relationship selling using our main digital apps reached 51.5% of total revenue, compared to 49.0% in Q4-20, and to 35.4% pre-pandemic (Q4-19), driven by continued growth at Natura and Avon.

Relationship selling using apps: At Avon International, adoption of the Avon On app has posted consistent and sustained growth over the last 8 quarters, reaching 15%, or 3x pre-pandemic levels. At Natura in Latam, the average number of consultants sharing content increased by 13% vs Q4-20 and was nearly 4x higher than pre-pandemic levels (Q4-19). Orders through the 1.5 million+ consultant online stores (vs. 1.0 million in Q4-20) increased by 42% in the region and stood at 2x above their Q4-19 level.

&Co Pay at Natura in Brazil posted strong growth in both number of accounts, reaching approximately 340,000, and Total Payment Volume (“TPV”) of R$6.5 billion in FY21, well ahead of the R$4 billion estimate for the year. Performance was supported by continued accelerated adoption of the instant payment service (Pix) launched in Q2 and the processing of all sales to consultants via credit card, initiated in Q3, contributing increased revenue to the business and reducing bad debt among adopters.

Subsequent Events

Update on Ukraine and Russia situation

As a global Group, with operations in Russia and Ukraine, our utmost priority is the safety and wellbeing of all our associates, representatives, partners, suppliers, and customers. We are in close contact with the Avon associates based in Ukraine and Russia and The Body Shop franchisee partners in Ukraine, supporting them in any way they need. A crisis management team is closely monitoring events as this crisis unfolds and our thoughts are with everyone affected by this situation.

Central and Eastern Europe is a relevant region for Avon, for which Russia is the largest market, while Ukraine is an important market. For the Group as a whole, revenues in these two markets represented under 5% of 2021 consolidated revenue, including The Body Shop operations via head franchisees, while contribution to EBITDA is approximately 3%.

At a time when war is raging in Europe, we stand in solidarity with all the victims and refugees caused by this shocking event. In addition to ensuring the safety and well-being of our teams, the Group and its constituent companies have donated more than R$3 million to non-governmental organizations acting on the ground, mainly the Red Cross, and are also making product donations to refugees.

The Body Shop and Aesop are suspending the delivery of products to their franchisees in Russia. Avon has suspended exports from Russia and is assessing shipments to the market. We strive to provide our representatives with the means to sustain their financial independence, so our local plant will continue to supply their social selling operations. Avon’s Russian manufacturing site predominantly produces for its local market. Avon’s current fragrance portfolio produced in the Russian plant is common with Central & Western Europe markets and can be moved to our Poland facility.

Governments and authorities worldwide, including the United States and the European Union, have recently announced sanctions on certain industry sectors and parties in Russia. These and any additional sanctions, as well as any potential responses that may be provided by the governments of Russia or other jurisdictions, may adversely affect our business.

As of the date of the financial statements there are no material impacts from the above mentioned matter in the Company’s consolidated financial statements. Management is continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing crisis.

Update on Primary Listing on NYSE

The Group communicated in Material Fact, issued on November 11, 2021 that it was evaluating a potential migration of its primary listing to a major US stock exchange, while maintaining a dual listing by sponsoring a Brazilian Depositary Receipts (BDR) program listed on the B3.

The Group has come to the assessment that the relisting of Natura &Co in the US with BDRs in Brazil is the right strategy in the medium term, but our priority at this stage is to focus on delivering our business plan. Given all that is going on in the world, we will continue to assess the right timing and will provide further updates as warranted.

1. Results analysis

The Group segmentation
is composed of:

•	Natura &Co Latam, which includes all the brands in Latin America: Natura, Avon, The Body Shop and Aesop

•	Avon international, which includes all markets, excluding Latin America

•	The Body Shop ex-Latin America, and

•	Aesop ex-Latin America

In addition, results and analysis for the periods under comparison include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA

Consolidated net revenue in Q4-21 and FY-21

•	Q4-21 consolidated net revenue down -3.0% in BRL (-5.3% at CC), reflecting a persistently challenging environment in some of our key markets and a strong comparable base, as Q4-20 was up by 24.3%[3](+6.4%[3] at CC)

•	Compared to Q4-19 (pre-pandemic), Q4-21 net revenue was up a very strong 20.6%[3] (-0.2%[3] at CC)

•	In FY21, net revenue was R$40.2 billion, +8.8% vs. FY20 (+3.8% at CC), and 21.9%[3] vs. FY19 (+0.2%[3] at CC), ahead of the average of the global CFT market in reported currency

•	In FY21, with operations in 100+ countries, over 47% of net revenue came from outside Latam. Revenue from G12 market currencies at CC totaled 22.4% in FY-21 vs 23.2% in FY-20 (G12 market currencies are: GBP, EUR, USD, AUD, YEN, CAD, SEK and CHF).

Gross margin

•	Consolidated gross margin in Q4-21 stood at 65.1%, +80 bps vs. Q4-20. FY21 gross margin reached 65.1%, +90 bps vs. FY20

•	Excluding PPA effects on costs of goods sold (COGS), gross margin reached 65.2% in Q4-21, +70 bps vs Q4-20. In FY21, gross margin excluding PPA effects reached 65.2%, +60 bps vs. FY20

•	Gross margin expansion was mainly driven by synergies and revenue management, while it was pressured by rising commodity and freight costs as well as foreign currency headwinds, mainly concentrated in Latin America. Commodities such as palm oil, plastic resins and pulp and paper have increased 54%, 55% and 65% respectively, while freight costs increased by 279% compared to Q4-20

Q4-21: excluding PPA effects at Natura &Co Latam and Avon International

FY-21: excluding PPA effects at Natura &Co Latam and Avon International

•	Natura &Co Latam’s Q4-21 gross margin excluding PPA effects was 60.1% (-100 bps), impacted by raw material inflation pressure and foreign currency headwinds in Brazil, partially offset by revenue management and synergies

•	Avon International’s Q4-21 gross margin excluding PPA effects was 58.8% (+260 bps) mainly driven by structural initiatives and revenue management, which offset higher supply chain costs

•	The Body Shop’s Q4-21 gross margin stood at 78.7% (+140 bps), mainly due to lower discounts and sales mix

•	Aesop’s Q4-21 gross margin was 90.2%, stable versus Q4-20

3 For comparison purposes, 2019 figures include Avon Products Inc. on an aggregated basis in IFRS.

Consolidated EBITDA

•	Q4 Adjusted EBITDA was R$1,543.0 million, with an adjusted margin of 13.3% (+90 bps)

•	Q4 margin reflected several impacts related to a challenging operating environment:

i)	540 bps from inflationary and foreign currency pressure, offset by synergies and revenue management

ii)	Other temporary business pressures, notably sales deleverage, reduced margin by -230 bps

iii)	Higher investments to accelerate growth lowered margin by a further -150 bps, consistent with our business plan

iv)	Cost containment and one-offs of +470 bps

•	In FY21, adjusted EBITDA was R$4,137.3 million with margin of 10.3% (-110 bps)

Q4-21: Adjusted EBITDA

FY-21: Adjusted EBITDA

1.	Transformation Costs and Costs to Achieve Synergies (“CTA”) of R$89.7 million in Q4-21 and R$511.0 million in FY21 include:

I.	Transformation costs in Q4-21 of R$44.2 million, of which R$42.9 million at Avon International and R$1.3 million at corporate level. In FY21, these costs reached R$296.5 million, of which R$289.4 million at Avon International and R$7.1 million at corporate level.

II.	Integration costs (CTA) in Q4-21 of R$45.5 million, of which R$42.6 million at Natura &Co Latam and R$2.9 million at corporate level. In FY21, these costs stood at R$214.5 million, of which R$188.9 million at Natura &Co Latam and R$25.6 million at corporate level.

2.	Avon acquisition-related expenses: Non-recurring costs associated with the Avon acquisition incurred in FY20.

3.	Tax credits, recoveries and provision reversal: R$43.5 million in Q4-21 due to non-recurring tax recoveries from previous years, related to ICMS taxes applied on the base of Pis and Cofins taxes, tax amnesty and tax subsidies in Brazil.

4.	Impairment loss on assets and other items: R$144.5 million in Q4-20 and FY20 in impairment loss at The Body Shop, related to loss-making legacy stores predominantly in the USA, that were previously included in the store closure plan and were further impacted by pandemic effects.

5.	Non-recurring inventory PPA impacts in FY20: R$102.9 million in non-cash, non-recurring inventory PPA impact, resulting from a step-up in inventory value (in the cost of goods sold), at both Natura &Co Latam and Avon International.

SG&A expenses

•	Excluding PPA effects, consolidated Selling, Marketing & Logistics expenses reached 42.7% of net revenue (-70 bps vs. Q4-20)

•	Excluding PPA effects, consolidated Administrative, R&D, IT and Project expenses reached 13.2% of net revenue, (+20 bps vs Q4-20)

•	The 3.7% reduction in SG&A in Q4-21 compared to Q4-20 (ex-PPA) is mainly driven by financial discipline across all businesses to improve efficiency and the simplification of Avon International’s operating model, including:

v)	Reduction and standardization of campaign cycles

vi)	Optimized resource allocation with key markets serving as hubs, and

vii)	Strategic reduction of 20% of SKUs

The above initiatives combined are generating a run rate of approximately US$100 million, as included in our long-term guidance. These offset the impacts of sales deleverage, inflation, higher freight costs, foreign currency headwinds and higher investments to accelerate growth at Natura &Co Latam and Avon International, as well as higher investments in digital, product categories and geographic expansion to accelerate growth at Aesop.

Q4-21: excluding PPA effects at Natura &Co Latam and Avon International

FY-21: excluding PPA effects at Natura &Co Latam and Avon International

Financial income and expenses

•	Net financial expenses were R$300.6 million in Q4-21, up 20.7% vs. Q4-20, due to:

i)	Higher financial expenses due to increased interest rates in Brazil (CDI index) in Q4-21, as well as positive PPA effects in Q4-20 as a result of the prepayment of Avon’s 2022 bonds, in the amount of US$900 million

ii)	Higher expenses with swap and forward transactions, due to higher notional value of our bonds which include the recent sustainability-linked issue maturing in 2028, and significant increase in the CDI index in Brazil

•	The above effects were partially offset by lower other expenses in Q4-21 (item 3.2) as Q4-20 saw one-off expenses from Avon’s 2022 bond prepayment.

The following table details the main changes in our financial income and expenses:

Underlying net income (UNI) and net income

Q4-21 Underlying Net Income was R$917.9 million, up from R$249.3 million in Q4-20, before PPA effects of R$(65.2) million and Avon acquisition-related effects of R$(157.3) million, which include:

i)	Transformation/integration costs of R$(89.7) million, and

ii)	Discontinued operations of R$(67.6) million

Q4-21 reported net income was R$695.4 million, a sharp increase from R$177.4 million in Q4-20, mainly driven by increased EBITDA and positive income tax effects, mainly from the recognition of deferred income tax resulting from corporate structure simplification in Latam resulting from Avon integration.

The Group posted solid net income of R$1.0 billion in FY21, reversing a R$650.2 million loss in the previous year, which enables dividend distribution based on realized profits in the amount of R$180 million as part of the value creation for shareholders, in addition to the R$140 million share repurchase program (4.7 million shares) executed through December 31, 2021. The dividend proposal will be submitted for approval at the April 20 General Shareholder Meeting.

Free cash flow and cash position

In an effort to increase transparency, we have aligned our methodology for free cash flow to better reconcile with our financial statements. Main differences relate to the allocation of exchange rate variations and financial expenses. For more details, please refer to our appendix section.

In Q4-21, free cash flow generation of R$936.5 million was mainly related to:

i)	Increase in cash from operations due to higher adjusted earnings and positive working capital, mainly due to inventories

ii)	This was partially offset by:

a.	Increase in income tax payments associated with derivative transactions and higher earnings in specific markets

b.	Increase in Capex to deliver our strategic plan, supporting long-term growth and margin expansion

In FY21, free cash flow consumption of R$2,359.6 million was mainly related to:

i)	Increase in working capital from higher inventories, mainly coming from the slowdown in some key markets (such as Latam and EMEA) in H2 and change in category dynamics. On top of that, we saw inventories increasing in all our retail businesses in H2 due to supply chain disruptions. Receivables also increased in Latam as a consequence of the challenging macro environment

ii)	Higher lease and tax payments in 2021 as several markets benefited from waivers and deferrals in 2020

iii)	Increase in Capex to deliver our strategic plan, supporting long-term growth and margin expansion

iv)	One-off outflows, including cash payment associated with the sustainability-linked bond issued in Q2

Management is strongly focused on optimizing cash conversion in the short and medium term. On working capital, we are addressing key levers in the next few quarters, on top of simplifying our portfolio structure and planning to deliver more savings in the medium term. Other priorities include optimization of capex and cash tax.

On November 11, 2021, the Board of Directors approved the launch of a share repurchase program. At the end of 2021, the Company had repurchased 4.7 million shares or 13% of the total program. As of February 28, 2022, repurchased shares totaled more than 10.0 million, reaching approximately 27% of the total program.

Indebtedness ratios at both Natura &Co Holding and Natura Cosméticos

•	Natura &Co Holding’s consolidated net debt-to-EBITDA ratio, including IFRS16 effects, was 1.52x in Q4-21 vs. 0.97x in Q4-20 and 1.83x in Q3-21. (Excluding IFRS-16: 2.19x in Q4-21vs. 1.44x in Q4-20 and 2.74x in Q3-21.). The indebtedness ratio showed a sequential improvement, reflecting strong cash generation in the quarter, but is higher than prior year due to lower cash generation in 9M21. This was partially offset by higher EBITDA and lower foreign currency hedging benefits compared to 2020, driven by the refinancing earlier in the year which extended debt maturity to 2028.

•	Natura Cosméticos’ net debt-to-EBITDA ratio, including IFRS16 effects, was 0.90x in Q4-21 vs. 0.68x in Q4-20 and 1.32x in Q3-21. (Excluding IFRS-16: 1.21x in Q4-21 vs. 0.89x in Q4-20 and. 1.84x in Q3-21).

Indebtedness ratios excluding IFRS 16 effects in 2020 and Q1-21 for Natura &Co Holding were restated as of Q2. This has no impact on Natura Cosméticos’ ratios or on reported ratios (which include the effects of IFRS 16). The graph below demonstrates the deleverage trajectory with the difference between restated ratios and those published in previous periods.

2.	Performance by segment

NATURA &Co LATAM

NATURA BRAND IN LATAM

Natura Brand in Brazil

•	Q4 net revenue was impacted by a strong comparable base, as Q4-20 was up by +16.2%, and by continued erosion of disposable income caused by high inflation and significantly lower government income support. Compared to 2019, net revenue was up by +8.8% in Q4

•	The quarter saw a continued change in consumer behavior in favor of more affordable products in beauty categories (trade-down), as well as a shift to personal care categories mostly in mass retail channels

•	The Natura brand outperformed the target CFT market by 6.1pp in the quarter (target CFT-12.5% in Q4), thus maintaining its leadership position in CFT in Brazil.

•	Gifting strategy of more affordable products in beauty and personal care categories supported the Christmas campaign

•	Personal care categories such as deodorants, soaps and shampoos increased in relevance in the quarter

•	Consultant productivity in the quarter was stable, as both revenue and the consultant base moved in lockstep, showing a significant sequential improvement from Q3 and a normalizing trend. This was mainly driven by a productivity increase in the top tier levels

•	The average available consultant base reached 1.14 million in Q4, -6.4% vs. Q4-20, which had benefited from a 17% step-up in H2-20 in average available consultants

•	Consultant loyalty continued at its highest level since its peak in Q2-21, thus ending 2021 above 2020 level, attesting to our strong value proposition

•	The Innovation index stood at 66.3% in FY21, supported by launches in core categories. Compared to FY20, which was the highest level of the last 5 years, the index was down 0.7 pp

•	Underscoring our sustainability-oriented innovation, Natura launched BiÕme, a natural tech zero-plastic personal care brand in solid bars. It uses natural and vegan formulations with recycled and post-consumption recyclable packaging. Its ingredients are produced in sustainable agroforestry pioneering systems and the packaging accessories include a bio resin that captures methane gas from the environment, thus contributing to our net zero ambition

Natura Brand in Hispanic Latam

•	Despite a slowdown in the beauty sector, notably in Mexico and Argentina in H2-21, the Natura Brand outperformed the CFT market in all countries in the quarter

•	In FY21, net revenue was +36.2% in BRL (+34.3% at CC), also driven by growth across all markets, notably Mexico, Argentina and Chile, ahead of the CFT sector in these markets, gaining market share in the year

•	The average available consultant base reached 0.86 million in Q4 (+6.1% vs. Q4-20), and productivity increased compared to Q4-20

•	The year ended with higher Consultant Loyalty index

AVON BRAND IN LATAM

Avon Brand in Brazil

•	Q4 net revenue decline was related to a lower representative base, a contracting CFT market in Brazil and lower Fashion and Home sales

•	The measures adopted in October (the lowest point in number of active representatives) showed effect at the end of the quarter, when the average number of representatives nearly stabilized and has been consistently recovering since then. These measures included: i) recalibration of leader representatives’ compensation; ii) stimulus for member-gets-member, and iii) digital assets for automated self-recruitment

•	In addition, as part of Wave 2 of the transformation plan, we took the first steps in cross-recruitment of new representatives from the Natura consultant base and are sponsoring the 2022 Big Brother show, with initial activation geared to stimulate recruitment and increase brand equity

•	Representative satisfaction improved year-over-year and ahead of target for the full year

•	In FY21, net revenue was -13.2%, mainly due to the implementation of the changes to the commercial model, which reduced the number of representatives more than expected, combined with lower Fashion and Home sales and a contracting CFT market in Brazil

•	Avon gained market share slightly in the year in CFT, supported by a stronger H1 and driven by fragrance and successful gifting campaigns

Avon Brand in Hispanic Latam

•	Deployment of the new commercial model in Ecuador, Central America (5 markets) and more recently in Colombia benefitted from learnings in Brazil

•	Ecuador, the first market to implement the new model, has reported initial positive signs: i) double-digit improvement in representative activity even compared to 2019 ii) increased retention iii) higher productivity and iv) double-digit reduction in churn ratio. The representative base has stabilized and is continuously recovering. The positive initial results in Ecuador make us confident that the new commercial model is a strong value proposition and adjustments being made in Brazil are on the right track to stabilize the model in the short term

•	In FY21, net revenue was up by +19.7% in BRL (+13.9% at CC), driven by markets such as Central America, Chile and Argentina

AVON INTERNATIONAL

•	Compared to Q4-19, Q4 net revenue was +5.8% (-18.2% at CC). In FY21, net revenue was +2.5% in BRL (-4.3% at CC)

•	Overall representative satisfaction showed positive momentum compared to the previous year on the back of record service level rates and the new commercial model

•	Successful gifting campaign driven by gift sets which include Advent calendars, expanding the product range to higher-value products, posting growth in more developed markets

•	Social selling adoption increased to 15% in Q4-21 vs. 5% pre-pandemic, thanks to the relaunch of Avon On

•	In Q4, the UK recorded stable market share vs. last year, with gains in color and skin care, offset by fragrances. In FY21, UK and South Africa saw market share gains in color, fragrance and skincare

•	Avon is the #1 Global Fragrance Brand in volume, according to Global Data Retail

•	One million units of Anew Renewal Power Serum with Protinol technology were sold globally since launch in Q3-21.

•	The Watch Me Now brand campaign focused on the Anew Renewal Power Serum, leveraging celebrity and beauty influencers to showcase the efficacy of Protinol

•     Launch of a new fragrance in the quarter, for him and for her, called Maxime and Maxima Icon,

•     Net revenue of the Avon brand (Avon International + Latam) was nearly stable in FY-21 vs FY20 (-0.9% at CC), the best revenue trend in three years

THE BODY SHOP

•	Net revenue was impacted by the Omicron wave in several markets, mainly in the UK, the brand’s largest market, resulting in lower retail store traffic, partially offset by double-digit growth in conversion and average basket value compared to Q4-19

•	Christmas products posted strong growth of 12% vs. 2019, thanks to +163% growth of Advent calendars, despite supply chain disruptions that resulted in the late delivery of 22% of Christmas products, notably in North America

•	The quarter saw continued channel rebalancing, as expected. The reopening of retail resulted in a slowdown in e-commerce and at The Body Shop At Home, on a tough comparable base in Q4-20, when all non-digital channels were closed. E-commerce and At-Home are currently at 1.5x above pre-pandemic levels

•	Deployment of the new store concept across the existing portfolio has resumed, resulting in a like-for-like sales uplift of approximately 10%, with 100 stores already renovated by year-end

•	Steady progress on ESG: The Body Shop continued the roll-out of 500 refill stations in stores across the world, having reached 480 in 2021, and is also continuing its activist stance, supporting different causes

•	Launch of the first Advent calendar with reusable packaging for other purposes, in line with our sustainability practices

•	The quarter ended with 997 own stores and 1,548 franchise stores (a total of 2,545 stores) with 94 net store closures (own and franchise) since Q4-20

AESOP

•	Another quarter of double-digit growth was driven by Asia (+26%) and the Americas (+28%), which combined account for 68% of the group’s sales. The Americas overcame emerging supply issues and posted a strong quarter

•	Q4-21 started with Australia and New Zealand in extended lockdowns, but most retail doors had reopened by the beginning of November. The European Union continued to be impacted by uncertainties related to the new Omicron wave

•	Retail channels accounted for 72% of sales in the quarter, with signature stores sales up 31% at CC vs. Q4-20. In the quarter, Aesop continued to invest in store expansion, opening 13 new signature stores, 6 of which in ANZ and launched the brand in Spain

•	Total online sales reached 24% of net revenue, down from 27% in Q4-20, reflecting the reopening of retail after an extended lockdown, but they remain 1.5x above Q4-19 level (pre-pandemic)

•	Steady progress was made on the China entry plan with successful activation events, and product registration advances, with the first physical store in Shanghai planned for 2022

•	In the quarter, Aesop launched gift kits, “Anatomy of Generosity”. Each kit is tied to a chosen charity that receives AU$100,000 from the Aesop Foundation and is named after acts of selflessness: The Forager, The Advocate, The Protector, The Mentor and The Listener

•	Aesop also launched its first circular refill trial at Aesop South Yarra, Melbourne. In 2022, the pilot program will expand to other locations as part of our goal to make all Aesop packaging recyclable, reusable or compostable by 2025

•	Signature stores totaled 269 in Q4, including net +13 doors in the quarter

3. Social and environmental performance

(all actions refer to Natura &Co Group, unless stated otherwise)

Through our participation in the COP26 summit, Natura &Co advanced its agenda with institutions that are connecting finance and nature, such as the Science Based Targets Initiative for Biodiversity and the Task-Force for Nature Disclosure (TNFD).

As a parallel event to COP26, we sponsored Sebastião Salgado’s exhibition, Amazônia, at the Science Museum in London. One of the most important and respected photographers in the world, Mr. Salgado spent years visiting the Amazon and documenting the forest and its people, capturing audiences with his powerful images. We are proud to continue our sponsorship of Amazônia at the SESC in São Paulo currently and at the Museu do Amanhã in Rio de Janeiro in July 2022.

Leveraging the momentum built at COP26, Natura &Co continues to pursue the 31 targets set out in our Sustainability Vision 2030: Commitment to Life:

To address the Climate Crisis and protect the Amazon

•	Amazon: In Q4-21 PlenaMata (DETER/INPE), which tracks deforestation in the Amazon in real time, measured approximately 69 million trees taken down in the Brazilian Amazon rainforest, 11% lower than in Q4 2020. However, the official deforestation rate for 2021 (PRODES/INPE – August-20 to July-21) detected approximately 1.3 million deforested hectares, an increase of 22% compared to the same period in the previous year. These figures continue to demonstrate the importance of preserving this precious natural resource

•	Net Zero: Another momentous achievement for the group in Q4 was defining the baseline for the carbon emissions of all four brands, on scopes 1,2 and 3, representing a significant step forward that will enable the group to define a clear path towards its net zero future. In partnership with environmental consultancy Carbon Trust, we calculated our greenhouse gas inventory, considering 2020 as our baseline, at 2.402M tCO2eq excluding the use phase. If we consider the use phase it accounts for 5.756M tCO2eq. Whilst this a strong place to start, we know there is more work to be done. We will submit our science-based target in few weeks, and we expect to receive approval from SBTi in coming months

To defend Human Rights and be Human-Kind

•	Human Rights: In December 2021 our Board of Directors approved our Group Human Rights policy in line with the UN Guiding Principles, one year ahead of schedule, and we plan on rolling out the policy this year across the Group and our four brands

•	Investment in key causes: We have created a common structure across all our brands for how our causes should be classified. The new framework enables Natura &Co to amplify brand level initiatives and unite as a Group on key causes such as our #IsolatedNotAlone campaign and actions related to COVID-19. In Q4, two Aesop stores in the UK were devoted to the pursuit of amplifying queer voices and stories. The Aesop Queer Library consisted of queer literature chosen by Aesop’s retail and office teams. Avon International invested further in its work to tackle gender-based violence, with awareness campaigns and a new partnership with global NGO No More. It also continued to promote breast health awareness peaking with a campaign across all of it markets in breast cancer awareness month (October). The consolidation of the Natura Institute's activities in Hispanic Latin America and the expansion of operations in Brazil allowed us to end 2021 providing support for transformative public education policies to 2.4 million youths and children in the countries in which we operate. These figures not only represent one-off benefits, they mean systemic changes in schools and education systems that will also benefit millions of other youths and children over the next few years

To embrace Circularity and Regeneration

•	We have reached 10.2% of recycled plastic content in all plastic used (cumulative through Q4 21).

•	Packaging:

o	In recognition of the importance of sustainable packaging, Natura &Co has developed a Group functional strategy for R&D. Led by the R&D Heads across our four brands, in partnership with the Innovation Network of Excellence (INex), the initiative brings together R&D experts across the Group to form a Sustainable Packaging Hub. Launching in 2022, this hub will be tasked with delivering new technology platforms, new innovation approaches, and the partnerships needed to achieve our goals.

Recognitions for Natura &Co

•	Dow Jones Sustainability Index: For the 8th consecutive year Natura &Co has been included in the Dow Jones Sustainability Index (DJSI), the world’s first global index to evaluate the sustainability performance of large companies. Natura &Co was ranked 5th in the first edition of the B3 Corporate Sustainability Index (ISE) and is the only cosmetics company included.

•	Natura &Co was nominated for the first time as a group in Ethisphere’s 2022 World’s Most Ethical Companies® ranking. This distinction is reserved for a select number of companies with exceptional programs and a commitment to advancing business integrity

•	Natura &Co was listed in Corporate Knights 2022 Top 100 which is based on public data relating to 24 key performance indicators including products and services aligned with sustainable goals, diversity and salaries, emissions and consumption

4. Capital Markets and Stock Performance

NTCO3 shares traded at R$25.43 at the end of Q4-21 on the B3 stock exchange, -44.2% in the quarter. Average Daily Trading Volume (ADTV) for the quarter was R$339.1 million, -10.2% vs Q4-20. NTCO traded at US$9.27 at the end of Q4-21 on NYSE, -44.3% in the quarter.

In 2021, NTCO3 depreciated -51.6%, with ADTV of R$340.5 million, +4.6% vs 2020. NTCO depreciated -53.7% in the year.

On December 31, 2021, the Company’s market capitalization was R$35.1 billion, and the Company’s capital was comprised of 1,379,584,737 common shares.

5. Fixed income

Below is a table with details of all public debt instruments outstanding per issuer as of December 31, 2021:

Ratings

Below is a table with our current credit ratings:

6.Covid-19 update

The Company continues to closely monitor the evolution of the Covid-19 pandemic worldwide, particularly in key markets in which it operates. The Crisis Committee created in Q2-20 continuously analyzes the situation and acts to minimize impacts, ensure continuity of operations, protect cash and improve liquidity. Natura &Co also continues to be attentive to the health and safety of its employees, consultants and representatives and customers.

Key impacts on the business

Lockdown restrictions: In the fourth quarter of 2021, certain Natura &Co markets continued to be impacted by the pandemic (including the Omicron wave), with several remaining in or re-entering lockdowns. Online sales accounted for 11% of total sales, compared to 7% pre-pandemic (Q4-19).

•	Natura &Co Latam: Stores were open in the quarter, albeit operating with certain restrictions. The adoption of digital assets by consultants continued to drive their performance. In Brazil, government aid payments only resumed in April and were significantly reduced compared to 2020, which combined with rising inflation, significantly impacted disposable income and discretionary spending, causing a contraction in the CFT market and impacting our results. The target CFT market declined -12.5% in the quarter in Brazil, and the Natura brand outperformed it by 6.1 pp

•	Avon International: Covid-19 continued to impact certain key markets in Central Eastern Europe, notably Russia and Poland, as well as South Africa and the UK (Omicron wave). Avon International recorded stable market share in the UK compared to Q4-20

•	The Body Shop: Retail sales were impacted by the Omicron wave in important markets, mainly the UK, the brand’s largest market, resulting in lower store traffic. Supply chain disruptions resulted in late delivery of 22% of Christmas products, notably in North America. As expected, the quarter showed a continued rebalancing of channels, with a slowdown in e-commerce and at The Body Shop At-Home as retail reopened

•	Aesop: The quarter started with Australia and New Zealand in extended lockdowns, but most retail doors had reopened by the beginning of November. European markets continued to be impacted by uncertainties related to the Omicron wave. Retail regained momentum, accounting for 72% of sales in the quarter, while online sales receded against Q4-20, reflecting the reopening of retail after an extended lockdown, but they remain twice above Q4-19 level (pre-pandemic)

8. Appendices

FREE CASH FLOW RECONCILIATION

The graph below demonstrates the cash flow trajectory under the previous methodology and the new methodology:

The correspondence between Free Cash Flow and Statements of Cash Flow is shown below:

CONSOLIDATED BALANCE SHEET

CONSOLIDATED INCOME STATEMENT-

INCLUDING PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

CONSOLIDATED STATEMENT OF CASH FLOW

9. Conference call and webcast

10. Glossary

Abihpec: Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

Brand Power: A methodology used by Natura &Co to measure how its brands are perceived by consumers, based on metrics of significance, differentiation and relevance.

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CEE: Central and Eastern Europe

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency (“CC) or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

CO2e: Carbon dioxide equivalent; for any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

G&A: General and administrative expenses

GHG: Greenhouse gases

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Kantar: Data, insights and consulting company with global presence

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

P&L: Profit and loss

PP: Percentage point

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SLB: Sustainability Linked Bond

SPT: Sustainability Performance Targets

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Synergies: Synergy is the concept that the value and performance of two companies combined will be greater than the sum of the separate individual parts.

TBS: The Body Shop.

UNI: Underlying Net Income.

11. Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as “anticipate,” “wish,” “expect,” “foresee,” “intend,” “plan,” “predict,” “project,” “desire” and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881
ri@natura.net

Item 2

1 Second - Quarter 2021 Results August 13, 2021

Earnings presentation of Natura &Co Holding S.A. for the fourth quarter of 2021.

CONFIDENTIAL - FOR INTERNAL USE ONLY March 10 th , 2022 Fourth - Quarter and FY 2021 Results

The words "anticipates," "wishes,“ "expects," "estimates," "intends," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of  products, product transitions by the Company and its competitors,  regulatory approval, currency fluctuations, production and  supply difficulties, changes in product sales mix, and other risks.  This presentation also may include pro - forma and adjusted information prepared by the Company for information and reference purposes only, which has not been audited. Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments. https:// ri.naturaeco.com / en / This presentation may contain forward - looking statements. Such statements  are not statements  of historical fact and reflect the beliefs and expectations  of Natura &Co’s management . 2

% of sales from Russia and Ukraine / total Group sales 3 FY - 21 26% 27% 29% 12% 6% < 5% Ukraine and Russia Brazil North America Asia Pacific Hispanic Latam EMEA Actions in the Ukraine / Russia war Natura and &Co fully mobilized to provide support • Our priority is the safety and wellbeing of all our associates, representatives and partners • The Group has donated more than R$3 million in addition to personal care products to refugees, through relief organizations A limited presence at Group level • Natura &Co is present in Russia and Ukraine through Avon social selling and franchise operations for The Body Shop and Aesop • Revenues in Russia and Ukraine represented under 5% of consolidated revenue in FY21 (including all brands) • Contribution to consolidated Adjusted EBITDA is approximately 3% Actions taken • The Body Shop and Aesop suspended product delivery to their franchisees in Russia • Avon has suspended exports from Russia and is assessing shipments to the market • Avon’s Russian manufacturing site is continuing to supply the local social selling operations to provide our representatives with the means to sustain their financial independence

Q4 and FY-21 *Highlights*

STRONG MARGIN EXPANSION IN Q4 DESPITE INCREASING COSTS AND CONTINUED PRESSURE IN KEY MARKETS

NET INCOME REACHED R$695 MILLION IN Q4 AND R$ 1 BILLION IN FY21

REVENUE PRESSURE IN Q4 AND FY GROWTH

- Consolidated net revenue: -3.0% in Q4, +8.8% in FY-21 and +20.6% vs Q4-19
- Strong comp in Q4-20 (+24.3%)
- CFT market decline in Brazil and pandemic effects in key Avon and TBS markets

MARGIN EXPANSION AND GROWTH IN NET INCOME...

- Adjusted EBITDA: Q4 Margin +90 bps
- Net Income: R$695 million in Q4; R$1 billion in FY21, enabled by Avon integration

...DESPITE CONTINUED COST PRESSURE

- Commodity prices, inflation and FX
- Sales deleverage and temporary business pressures
- Higher investments

STRONG CASH POSITION AND DELEVERAGING

- R$ 6 billion, enabling R$ 180 million in dividends
- On top of a share buyback of R$ 140 million through Dec 31

ADVANCES IN AVON INTEGRATION AND TRANSFORMATION

- Total Avon sales in FY21 were nearly stable, best revenue trend in three years
- Synergies ahead of plan, at US$197 million in FY21, close to 50% of plan
- NEW COMMERCIAL MODEL AT AVON:
  - INTERNATIONAL: Higher productivity and activity levels
  - BRAZIL: Still adjusting the model, with recent positive trends in recruitment and activity, and nearly stable # of reps
  - HISPANIC: Positive KPIs after roll-out in Ecuador, benefitting from learnings in Brazil natura &co 4

5 Digitally enabled sales reached 52% of total revenue 1. &Co Pay • Natura in Brazil : 3 40 ,000 accounts • Total Payment Value (“TPV”) of R$ 6.5 billion , ahead of R$ 4bi estimate 2. Avon • Total Avon online sales 1 reached 4.2% of sales in Q4, compared to 1.4% pre - pandemic • At Avon International, Avon On adoption reached 15% in Q4, which is 3x above pre - pandemic levels 3 . The Body Shop • Online sales 1 reached 31.2% of sales in Q4, which is 1.5x above pre - pandemic levels 4 . Aesop • Online sales reached 23.8% of sales in Q4, which is 1.5x above pre - pandemic levels 5 . Natura • Total number of consultants sharing content increased 13% in Q4, standing at 4x higher than pre - pandemic levels • Total Natura online sales reached 7.9% of sales in Q4, compared to 4.3% pre - panemic Digitally - enabled sales 51.5 % of total sales Online (e - commerce + social selling) Retail Relationship Selling Q4 - 21 + 2.5 pp vs. Q4 - 20 11% 71% 18% 1 Online sales include e - comer ce and social selling sales

6 Continued strong pipeline of innovative products Natura BiÔme Natural tech, zero plastic personal care brand in solid bars Anatomy of Generosity gift kits Each kit is tied to a select charity that receives AU$ 100,000 from Aesop Foundation Advent Calendars 12 and 24 - day Advent Calendars, successful gift kits to expand the product range to higher value products Repurposable Advent calendars New calendars with packaging that can be reused for other purposes

7 Consolidated Financial Performance Guilherme Castellan , CFO

Natura &Co revenue impacted by a very strong comparable and revenue pressure; solid growth compared to 2019 (pre-Covid)

NET REVENUE[1]
(R$ million)



-3.0%
11,997
-5.3% CC
11,643
+8.8%
36,922
+3.8 % CC
40,165
Q4-20
Q4-21
FY-20
FY-21

2021 vs 2019

Consolidated

Q4: +20.6% in BRL
-0.2% at CC

FY: +21.9% in BRL
+0.2% at CC

HIGHLIGHTS

- Very strong comparable base as Q4-20 was up by 24.3% vs Q4-19 (+6.4% at CC)
- Compared to 2019, net revenue up by +20.6% in Q4-20 (-0.2% at CC)
- Q4 marked by a deteriorating macro environment in Brazil, pandemic effects in key Avon markets, and Omicron wave at The Body Shop during Christmas
- FY21 net revenue growth of +8.8% (+3.8% at CC) driven by Hispanic markets and Aesop
- 47% of revenue from outside Latam in 2021

natura &co 8

• Adjusted EBITDA Margin improvement supported by financial discipline , structural changes primarily at Avon International , and synergies in Latam ahead of plan • In FY 21, Adjusted EBITDA margin of 10.3% ( - 110 bps) 8.8% 145 172 Tax Credits, Recoveries and Prov. Reversal Q4 - 20 Adjusted EBITDA Avon International 1,497 (33) Natura &Co Latam (72) Transf . Costs (31) Aesop Q4 - 21 Adjusted EBITDA Corporate Expenses Q4 - 20 EBITDA 1,543 87 (90) Transf . Costs Q4 - 21 EBITDA 44 The Body Shop 21 Impairment loss on assets 1,254 1,486 +3.9% +19.3% 12.9% 9 Significant adjusted EBITDA margin expansion, driven by Avon International Q4 - 21 CONSOLIDATED EBITDA (R$ million) 13.3% 10.5% 12.4%

Q4-21 | EBITDA MARGIN GROWTH DESPITE A CHALLENGING OPERATING ENVIRONMENT

Q4-21 CONSOLIDATED ADJUSTED EBITDA MARGIN


+90BPS
12.4%
(5.4%)
5.4%
(2.3%)
(1.5%)
4.7%
13.3%
Q4-20 Adjudted EBITDA Margin
Inflationary/ FX Pressures
Synergies/ Revenue Management
Temporary Business Pressures a
Higher Investments
Cost Containement and One-off Effects b
Q4-21 Adjusted EBITDA Margin

(A) Temporary Business Pressures: sales deleverage and commercial provisions
(B) Cost containment and one-off effects: mainly cost containment and short/long term incentive provision

Synergies, revenue management, cost containment and one-off effects more than offset inflationary and FX pressures natura &co 10

11 • FY - 21 UNI of R$1.7 billion vs. R$402.4 million in FY - 20 • FY - 21 reported net income of R$1.0 billion reversing a net loss of R$650.2 million in FY - 20 • Net income enabled dividend distribution on realized profits of R$180 million, in addition to R$ 140 million in repurchased shares (4.7 million shares) through Dec 31, 2021, to be approved by the April 20 General Shareholder Meeting. Q4 - 21 UNI 1 (R$ million) Significant increase in underlying net income (UNI) and net income Driven by increased EBITDA and positive income tax effects resulting from corporate structure and simplification in Latam 177 249 918 695 155 245 131 319 PPA effect Q4 - 21 Net income Q4 - 20 Net income (83) Avon Acquisition Effects (65) Depreciation Avon Acquisition Effects (157) Q4 - 21 Underlying Net Income Income Tax PPA effect Financial Expenses (26) Q4 - 20 Underlying Net Income EBITDA 292.0% 268.1% ( a) Net income attributable to controlling shareholders a a

12 Strong cash position, with an enhanced liquidity profile 27% Of share buyback program executed through Feb 28, 2022 (10 million shares) R$ 6.0 billion C ash balance at year - end Q4 - 21 1.52x Group net - debt to EBITDA ratio NET DEBT AND NET DEBT - TO - EBITDA RATIO (R$ billion) AMORTIZATION SCHEDULE (R$ billion) 2.0 0.0 2.5 0.5 1.0 1.5 Q4 - 20 0.97x Q2 - 21 6.0 3.4 5.0 1.18x 1.52x Q1 - 21 5.9 1.43x 6.7 1.83x Q3 - 21 Q4 - 21 Net Debt Net - Debt - To - Ebitda Ratio 2025 2022 Cash and short - term deposits 2023 2024 0.9 6.0 2043 2.8 1.9 5.1 1.2

CONFIDENTIAL - FOR INTERNAL USE ONLY Natura &Co Latam Financial Performance

NATURA &CO LATAM : HISPANIC MARKETS REACH 52% OF SALES IN FY, HIGHLIGHTING BROADER LATAM FOOTPRINT

NET REVENUE[1]
(R$ million)



+9.1%
20,528
22,390
+6.3% CC
-2.8%
6,314
6,134
-5.7% CC
Q4-20
Q4-21
FY-20
FY-21

NATURA BRAND IN BRASIL
Q4: -6.4% IN BRL
FY: -2.5% IN BRL

NATURA BRAND IN HISPANIC LATAM
Q4: +22.4% IN BRL
+13.3% AT CC
FY: +36.2% IN BRL
+34.3% AT CC

AVON BRAND IN BRASIL
Q4: -27.2% IN BRL
FY: -13.2% IN BRL

AVON BRAND IN HISPANIC LATAM
Q4: -3.7% IN BRL
-6.2% AT CC
FY: +19.7% IN BRL
+13.9% AT CC

HIGHLIGHTS

- **NATURA BRAND: +3.5% IN Q4, AND +10.5% IN THE YEAR, DRIVEN BY GROWTH IN HISPANIC MARKETS**
  - Brazil: Still outperforming the target CFT market by 6.1pp in Q4; Revenue +8.8% vs Q4-19; sales accelerated vs Q3
  - Hispanic: CFT market outperformance driven by all markets, higher # of consultants and productivity
- **AVON BRAND: -12.3% IN Q4 AND +6.6% IN THE YEAR; STRONG PERFORMANCE IN HISPANIC MARKETS; FY GROWTH FOR THE FIRST TIME IN 5 YEARS (AT CC)**
  - Brazil: Q4 sales impacted by a decline in reps, a contracting CFT market and lower Fashion and Home sales
  - Hispanic: New commercial model in Ecuador with initial positive signs; In the year, strong sales growth driven by Central America, Chile and Argentina

14
natura &co

15 Q4 Adjusted EBITDA margin in Latam broadly in line with Q4 - 20 ADJUSTED EBITDA 1 A ND ADJUSTED EBITDA MARGIN (R$ million) 15 Margin 12.2% Q4 - 21 HIGHLIGHTS • Adjusted EBITDA margin - 10 bps vs Q4 - 20, with synergies, revenue management and strict financial discipline significantly offsetting sales deleverage, raw material inflation and FX headwinds • SG&A up 50 bps, to 52% (ex - PPA effects): • Selling, Marketing and Logistics expenses decrease of 60 bps , driven by synergies and cost containment • 110 bps increase in G &A , due to higher inflationary pressure and sales deleverage 1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformatio n c osts and costs - to - achieve synergies 774 741 Q4 - 21 Q4 - 20 FY - 20 FY - 21 2,501 2,438 - 4.2% +2.6% 12.1% 11.9% 11.2%

CONFIDENTIAL - FOR INTERNAL USE ONLY Avon International Financial Performance

Steady revenue progression, with strong EBITDA margin expansion

AVON international

NET REVENUE

(R$ million)



+2.5%
9,097
9,329
-4.3%
CC
-5.6%
2,869
2,708
-7.4%
CC
Q4-20
Q4-21
FY-20
FY-21

ADJUSTED EBITDA[1] AND EBITDA MARGIN

(R$ million, %)



+17.8%
562
477
+144.6%
291
119
Q4-20
Q4-21
FY-20
FY-21
4.1%
10.7%
Margin
5.2%
6.0%

Q4-21 HIGHLIGHTS

- Q4 revenue shows **steady progression QoQ** since Q1-20
- As expected, **revenue impacted by lower # of reps**
- **Higher rep productivity** from structural changes in the new commercial model **fully implemented in Q4 in all 9 markets**
- **Improved rep satisfaction**, from record service level and new commercial model
- **Total Avon brand revenue nearly stable in FY21** vs FY20, (-0.9%), best trend in 3 years
- **Q4 adjusted EBITDA margin** reflected normal seasonality, gross margin improvement from revenue management and synergies, strict financial discipline, structural savings from the simplification of the operating model

[1] Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Trans-formation costs and costs-to-achieve synergies, Avon acquisition related expenses and tax credits and provisions reversals

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17

CONFIDENTIAL - FOR INTERNAL USE ONLY The Body Shop Financial Performance

22.2% Margin 20.2% Q4 - 20 Q4 - 21 FY - 20 FY - 21 2,076 1,894 5,333 5,822 - 8.8% +9.2% 493 421 Q4 - 20 Q4 - 21 FY - 20 FY - 21 1,080 1,023 - 14.6% - 5.2% 17.6% 23.7% - 10.3% CC +0.7% CC Q4 - 21 HIGHLIGHTS NET REVENUE (R$ million) ADJUSTED EBITDA¹ AND ADJUSTED EBITDA MARGIN (R$ million ,%) Holiday season s ales impacted by Omicron effects 1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: impairment lo ss of assets and other items in Q4 - 20 and FY - 20 19 • Omicron wave impacted retail in the holiday season, mainly in the UK • Compared to Q4 - 19, revenue +35.4% ( - 1.5 at CC), driven by growth in At Home and e - commerce • Successful Christmas offering, with gifts selling 12% above Q4 - 19; Advent calendars up by +163%, despite s upply chain disruptions notably in North America • Q4 adjusted EBITDA margin - 150 bps vs Q4 - 20 , due to sales deleverage, channel mix impact and absence of government support in Q4 - 21

CONFIDENTIAL - FOR INTERNAL USE ONLY Aesop Financial Performance

732 899 Q4 - 21 Q4 - 20 FY - 20 FY - 21 2,600 1,949 +22.8% +33.4% Q4 - 21 HIGHLIGHTS Continued strong sales growth as retail channels gain momentum NET REVENUE (R$ million) EBITDA AND EBITDA MARGIN (R$ million; %) +20.8% CC +25.1% CC Margin 26.7% 31.1% 24.0% 37.1% 272 240 607 623 Q4 - 20 Q4 - 21 FY - 20 FY - 21 - 11.5% +2.7% 21 • Revenue growth accelerated sequentially , driven by retail channels in North America and Asia (68% of total sales) • Advances on China entry plan: Successful activation events and progressing product registration • EBITDA margin reflects higher investments t o drive future profitable growth, and absence of government support in Q4 - 21

2 2 Closing Remarks Roberto Marques

Liquidity protection with focus on cash flow Creating the best beauty group FOR the world Focused on execution to preserve profitability, as we face further impacts in Central and Eastern Eurooe Strategic initiatives to optimize supply chain consolidation and organizational structure 1. Special attention to discretionary OPEX and CAPEX 2 . Primary listing in NYSE: The right strategy, tactically not the right time 3 . 4 . 5 . Key Takeaways Solid fundamentals and the right strategy to face a challenging environment Strong and experienced global team, with solid local knowledge, specially in CEE

CONFIDENTIAL - FOR INTERNAL USE ONLY Major Initiatives to drive profitable sustainable growth 2022 Natura &Co Latam • Stabilization of Avon rep base in Brazil • Roll - out of Wave 2, cross - selling and upselling of Natura and Avon • Further roll - out of new Avon commercial model in Hispanic Latam • &Co Pay roll out to Avon Brazil and Natura Latam • Expand Natura social - selling tools (e - brochures, live shopping, interactive launch events) The Body Shop • Continued roll - out of new store concept & Refill stations • Strong product pipeline • Japan transformation Avon International • New commercial model implementation • Avon On app scale up • Continued organization restructuring • Brand rejuvenation with focus on cult products and gifting Aesop • Focus on North America and APAC • Preparing for China entry • Fragrance focus • Digital investments 24

CONFIDENTIAL - FOR INTERNAL USE ONLY Thank You

2 6 Appendix Q4 - 21

27 Address the Climate Crisis & Protect the Amazon Protect Human Rights and be Human - Kind Embrace Circularity & Regeneration Natura &Co defined its baseline for carbon emissions for all brands (scopes 1, 2 and 3): 2.4 million tCO2eq. before use phase; including use phase, total of 5.8 million tCO2eq. Plena Mata Portal measured 69 million trees taken down in the Brazilian Amazon rainforest, 11% lower than in Q4 - 20 The Board of Directors approved the Group’s Human Rights policy, in line with the UN Guiding Principles, one year ahead of schedule Two Aesop stores in the UK were devoted to the pursuit of amplifying queer voices, via a queer library Avon International partnered with the NGO No More and invested further to tackle gender - based violence Natura Institute supported 2.4 million youths and children in 2021 10.2% of all plastic used is of recycled plastic content (cumulative through Q4 - 21) Natura &Co formed the Sustainable Packaging Hub, led by R&D heads from all 4 brands to create new technology platforms through new innovation approaches and achieve our Group targets The Body Shop continued the roll - out of 500 refill stations in stores across the world, having reached 480 in 2021 Natura &Co Natura Avon International The Body Shop Aesop Important advances on Sustainability Vision 2030 Commitment to Life

Adjusted figures exclude the following non - operational effects Avon acquisition costs (2020) Non - recurring costs associated with Avon acquisition, in FY - 20 only Transformation/ Integration costs Includes: (i) Transformation Plan costs mostly at Avon International (ii) Integration costs (costs to achieve synergies) both at Avon in Latam and International Tax credits, recoveries and provision reversal Non - recurring tax recoveries from previous years, related to ICMS taxes applied on the base of Pis and Cofins taxes, tax amnesty and tax subsidies in Brazil 2 . 1 . 3. 3 . 4 . 5 . Impairment loss on assets and other items (2020) Impairment loss at The Body Shop in 2020, related to loss - making legacy stores predominantly in the USA, that were previously included in the store closure plan and were further impacted by pandemic effects Non - recurring inventory PPA impacts (2020) Non - cash, non - recurring inventory PPA impact in 2020, resulting from a step - up in inventory value (in the cost of goods sold), at both Natura &Co Latam and Avon International 28

Q4 - 21 BY TYPE Q4 - 21 BY CURRENCY 77% 6% 2% 15% 31% 4% 1% 64% Working Capital Bonds Other Debentures BRL GBP USD Other Debt profile 29

Breakdown of global net revenue by brand

NET REVENUE BY BRAND
(R$ million)

Brand	Q4-21	Q4-20	% (R$)	% (CC)	FY-21	FY-20	% (R$)	% (CC)
natura	3,563.6	3,444.6	+3.5%	-0.1%	12,133.2	10,979.1	+10.5%	+8.8%
AVON	5,198.3	5,707.9	-8.9%	-11.1%	19,438.6	18,576.6	+4.6%	-0.9%
THE BODY SHOP	1,893.9	2,075.9	-8.8%	-10.3%	5,821.8	5,332.9	+9.2%	+0.7%
Aēsop.	898.9	732.3	+22.8%	+20.8%	2,600.2	1,949.3	+33.4%	+25.1%
Total net revenue	11,643.2	11,997.3	-3.0%	-5.3%	40,164.7	36,922.0	+8.8%	+3.8%

NET REVENUE BREADKDOWN (BY BRAND)
(%)



Q4-21
31%
45%
16%
8%
FY-21
30%
49%
15%
6%
Natura
Avon
The Body Shop
Aesop

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